1020-800 West Pender Street Vancouver BC V6C 2V6, Canada Tel: +604 684 6365 • Fax: +604 684 8092	4th floor, 82 Grayston Drive, off Esterhysen Street Sandton 2146, South Africa Tel: +2711 779 6800 • Fax: +2711 883 0836

July 25, 2014

The Staff
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Atlatsa Resources Corporation
Comments on Form 20-F for the year Ended December 31, 2013

Dear Staff:

This letter sets out the responses of Atlatsa Resources Corporation, a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated June 18, 2014 (the "Comment Letter") with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the "Form 20-F"), filed with the Commission on March 31, 2014 via EDGAR.

For the convenience of the Staff, the Company has numbered each of its responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 20-F for the year ended December 31, 2013

General

1.
We note that you have not provided all of the disclosure required by Items 5, 7 and 15 in the Form 20-F (see your disclosure on pages 41, 67, 73, 76, 79, 101, and 118 as examples). Instead, you refer to Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, which appears to have been included in the Form 6-K filed on March 31, 2013. Please revise your disclosure to include an express statement that the specified information is incorporated by reference where the information is required and clearly identify the material which is incorporated by reference. See Exchange Act Rule 12b-23.

Response:

A specific statement regarding the incorporation by reference of the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013 (the “MD&A”), the contents of which are responsive to certain requirements of the Form 20-F, was inadvertently omitted. Following the completion of the Staff’s review of the Form 20-F, the Company intends to file an amendment to the Form 20-F to include the following sentence under “General Matters” in the Form 20-F:

Directors: TM Motsisi (Chair), A Dhir*, AHCH Motaung (CEO), A Mabizela, B Ntuli, CW Clarke**, F De Buck, JM Kesler, R Havenstein and R Sampson
*Canadian (Lead Independent Director) ** USA

“Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, which was furnished to the Commission on a Form 6-K on March 31, 2013, is incorporated by reference herein in its entirety, and forms part of the Company’s responses to Items 4.A, 5, 7 and 15 of its Annual Report, as stated therein.”

In addition, the Company will file the MD&A as Exhibit 15.2 to the amended Form 20-F (to be incorporated by reference to the Form 6-K that includes the MD&A, as permitted by Rule 12b-32 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

Estimates of Mineralization, page 57

2.
We note your reserve estimates use metal prices that appear to be near-peak prices that occurred in the Summer/Fall 2011 and not the 3-year historical average price or less which is utilized by most other mining companies. Please provide the justification for using these metals prices for your reserve estimates.

Response:

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act that prepares its reserve and resource estimates in accordance with the requirements of Canadian National Instrument 43-101 Standard of Disclosure for Mineral Projects (“NI 43-101”) rather than Industry Guide 7, as disclosed in the Form 20-F under “Cautionary Note for U.S. Investors” and “Glossary of Terms – Geological/Exploration Terms”.

The Company’s mineral reserve and resource estimates are calculated using their best estimate of future metal pricing formulated from a combination of analyst consensus, bank consensus and an internal pricing deck provided by Anglo American Platinum Limited.  The price assumptions used are based on long term metal prices looking forward and not historical averages or prices for any particular historical date or period. The Company uses the long term prices looking forward due to the long life of mine timeframe as well as the fact that two long term projects, Middelpunt Hill and Brakfontein, will only achieve steady state production levels by the end of 2017. The Company is of the opinion that costs as well as prices should be based on estimates from 2018 onwards as this is more reflective of the economic viability of the projects.

Furthermore as mining operations are based in South Africa, all costs incurred and revenue accrued is South African Rand (“ZAR”) based. The basket price in ZAR terms used was approximately ZAR12 500 / 4E oz, which is aligned with most other platinum producers. The table below was provided by Standard Bank reflecting long term estimates as at the end of January 2013.

The reason the Company regards this as the most applicable method is:

•	Bokoni Mine is in a ramp up phase and the Company considers a forward looking approach to be more appropriate;
•	The exceptionally long life of the ore body; and
•	The historical value would not be appropriate based on the life of mine plan.

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All prices are in real terms		2012E	2013E	2014E	2015E	2016E	2017E	LT
Platinum	US$/oz	1,553	1,664	1,754	1,808	1,786	1,773	1,870
Palladium	US$/oz	651	740	831	872	831	802	845
Rhodium	US$/oz	1,363	1,424	1,800	2,282	2,358	3,042	3,209
Gold	US$/oz	1,683	1,771	1,694	1,548	1,425	1,279	1,182
Copper	US$/lb	3.61	3.62	3.33	3.13	2.96	2.86	2.75
Nickel	US$/lb	8.09	8.16	8.48	8.49	8.56	8.72	9.06
Rand/Dollar	ZAR/US$	8.11	8.39	8.18	8.13	8.03	8.15	8.82

3.
Proven and probable reserves are disclosed for your Bokoni Mine as at December 31, 2013. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes your present reserve estimate which may include your technical reports, estimates of production, revisions to your resources and reserves due to geologic modelling efforts, your mining activities, and other factors affecting your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

a.	Property and geologic maps
b.	Description and examples of your cut-off calculation procedures
c.	Cut-off grades used for each category of your reserves and resources
d.	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
e.	A detailed description of your procedures for estimating reserves
f.	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Response:

A technical report prepared in accordance with NI 43-101, which details the mineral reserves and resource estimates and provides a detailed account of all other technical information as requested will be supplementally provided on a CD. Below is the contact information for the Company’s technical Executive:

Bava Reddy
Executive: Technical Services
bava@atlatsa.com
+2711 779 6800

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Notes to the Consolidated Financial Statements, page 127

Note 4. Accounting Policies

4.
We note your disclosure on new standards that you adopted for the year ended December 31, 2013 does not include IFRS 11. We also note your disclosures on page 64 indicating that you entered into joint operation agreement with Ivanplats related to the Platreef project and that you may have other potential joint venture arrangements. Please provide a detailed analysis of how you are accounting for the arrangement under IFRS 11, specifying whether you consider the arrangement as a joint venture or joint operation as defined in the standard. If you are not accounting for the arrangement under IFRS 11, please specify the other standard under IFRS that you have applied.

Response:

The Company did adopt IFRS 11 for the year ended December 31, 2013.

The Company and Ivanhoe Nickel and Platinum Limited (“Ivanplats”) entered into a joint arrangement relating to the Platreef project on December 11, 2009 as disclosed on page 64 of the Form 20-F.

The characteristics of this arrangement are as follows:
•	The Company provides all the mineral property rights;
•	Ivanplats funds the entire exploration program through to feasibility study with no financial recourse to the Company.
•	On delivery of the feasibility study, the Company may elect to either:
•	Retain a participating interest of 6% in the joint operation and finance its pro rata share of the project development going forward; or
•
Relinquish its participating interest of 6% in the joint operation in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the joint operation mineral properties.

In the Company’s analysis, management considered the following factors in determining if the arrangement is a joint arrangement as defined in IFRS 11:
•	whether collective control exists, and
•	whether the arrangement gives two or more parties joint control over the arrangement.

Based on this analysis, management concluded that that the arrangement is a joint arrangement as defined in IFRS 11 as the Company is exposed to variable returns from its involvement in the joint operation and the Company does have the ability to affect those returns.

Furthermore, management considered the following factors in determining if the joint arrangement is a joint venture or joint operation:
•	Structure;
•	Legal form;
•	Contractual agreement; and
•	Other facts and circumstances.

Based on this analysis, as the arrangement is not structured through a separate vehicle, it was concluded that this would be accounted for as a joint operation on a line by line basis.

The operation is dormant with no exploration activities currently taking place except for activities to maintain the prospecting right, which is for the cost of Ivanhoe. These prospecting rights were awarded in 2001 for no cost as part of a transaction with African Minerals Limited.

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These activities and the mineral right are not material to the Company’s financial statements and as such the adoption of IFRS 11 was not seen as a material disclosure. The Company undertakes to disclose the adoption in future filings.

Note 4.6 Property, plant and equipment, page 133

5.	We note your disclosure that capitalised mine development and infrastructure costs are depreciated on the units of production basis. Please expand your policy as follows:
a.	Explain how you define the unit of production output (i.e., whether it includes reserves and resources including indicated and inferred resources);
b.	Tell us the percentage and amount of measured, indicated and inferred resources that you include in your depletion calculation;
c.
Explain to us why and how you determined that your estimates of resources, such as inferred mineral resources, used to calculate your units of production-based depreciation are reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial Reporting issued by the International Accounting Standards Board.

Please provide us with planned disclosures to be included in future filings.

Response:

The Company intends to include the following disclosure in future filings:
a.	“Units of production used to calculate depreciation includes proven and probable reserves only. These reserves are updated on a yearly basis as the life of mine plan is revised.”
b.	Not applicable as the Company does not use resources in its calculation of depreciation.
c.	Not applicable as the Company does not use resources in its calculation of depreciation.

Management respectfully notes that the Company only applies its proven and probable reserves in order to calculate depreciation. Indicated and inferred resources are only disclosed as part of the reserve and resource declaration in section 4 of the Form 20-F; therefore, this will not be amended or included in future filings.

Note 4.19 Exploration expenditures, page 138

6.
We note your disclosure that exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred. Please expand your policy to discuss how you determine the feasibility of mining operations and at what point you start capitalizing exploration and evaluation costs as assets.

Response:

The Company intends to include the following disclosure in future filings:

“The feasibility of a mining operation is determined by a feasibility study, which includes the following criteria; economic benefits, water and power availability, environmental management, surface rights, all other regulatory permitting and the successful application for a mining licence.  Exploration and evaluation costs are capitalised once the outcome of the mining operation’s feasibility study is considered favourable.”

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Note 34. Contingencies, page 166

7.
We note your disclosure that you have identified a future pollution risk posed by deep groundwater in certain underground shafts. Please explain how you assessed the probability of a present obligation and the range of possible outcomes per IAS 37 paragraph 25 at December 31, 2013. Considering you have not recorded a liability due to the lack of accuracy in the estimate, please provide an indication of the uncertainties related to the amount or timing of any outflow per IAS 37 paragraph 86(b).

Response:

In terms of the environmental assessments performed by the mine, it was noted in one of the studies that a potential future liability may exist. Further studies would be required to determine the quantum of the water pollution. At this point in time the Company is unable to quantify the extent of either the existence or extent of pollution or its source, if any, and as such the criteria in IAS 37 for recognising a liability have not been met. Rather, the uncertainty has only been included as a contingent liability in the financial statements.

Written Statement

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and
•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Please feel free to contact me at +27 11 779 6800 should you have any queries.

Yours truly,

/s/ Kogilum Naicker

Kogilum Naicker
Interim Chief Financial Officer

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